Direct Line         +44 (0)207 456 3376
Direct Fax          +44 (0)207 456 2222
E-mail              bill.hobbs@linklaters.com
                                                                  March 28, 2002
Our Ref             WBH
Your Ref



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Ladies and Gentlemen,

Innogy Holdings plc
Solicitation/Recommendation Statement on Schedule 14D-9

On behalf of Innogy Holdings plc (the "Company"), attached for submission pursuant to Rule 14d-9 under the Securities Exchange Act of 1934 is the solicitation/recommendation statement of the Company on Schedule 14D-9 (including exhibits attached thereto) in respect of a recommended cash offer by a wholly-owned subsidiary of RWE Aktiengesellschaft for the entire share capital of the Company.

If you have any questions or require any additional information, please telephone the undersigned or Tom Shropshire on +44 (0)207 456 3223.

Very truly yours,

/s/William B. Hobbs

William B. Hobbs





cc: Mike Bowden, Innogy Holdings plc

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                            -------------------------

                               INNOGY HOLDINGS PLC
                            (Name of Subject Company)

                               INNOGY HOLDINGS PLC
                      (Names of Person(s) Filing Statement)

                           Ordinary Shares of 10p each
                                       and
        American Depositary Shares (each representing 10 Ordinary Shares)
                         (Title of Class of Securities)

                           G4782H101 (Ordinary Shares)
                     45769A103 (American Depositary Shares)
                      (CUSIP Number of Class of Securities)

                                 Michael Bowden
                                Company Secretary
                               Innogy Holdings plc
                           Windmill Hill Business Park
                                  Whitehill Way
                       Swindon, Wiltshire SN5 6PB, England
                               +44 (0)179 387 7777
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  On Behalf of the Person(s) Filing Statement)

                                    Copy to:
                                William B. Hobbs
                                   Linklaters
                                 One Silk Street
                            London EC2Y 8HQ, England
                               +44 (0)207 456 2000
                               -------------------

(a)
/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information.

(a)  Name and Address.

      The name of the subject company is Innogy Holdings plc ("Innogy" or the "Company"), a public limited company incorporated under the laws of England and Wales. The address of the principal executive office of Innogy is Innogy Holdings plc, Windmill Hill Business Park, Whitehall Way, Swindon, Wiltshire SN5 6PB, England and the telephone number at that address is +44 (0)179 387 7777.

(b)  Securities.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 of Innogy (the "Schedule 14D-9") relates are the ordinary shares, nominal value ten pence per share (the "Ordinary Shares"), and American Depositary Shares each representing ten Ordinary Shares (the "ADSs", together with the Ordinary Shares, the "Shares"), evidenced by American Depositary Receipts, of Innogy. As of March 26, 2002, Innogy had 1,183,408,501 Ordinary shares issued and outstanding. As of March 26, 2002, ADSs represented 44,291,520 Ordinary Shares (approximately 3.7% of the Company's issued and outstanding Ordinary Shares).

Item 2.   Identity and Background of Filing Person.

(a)  Name and Address.

     The name, business address and business telephone of Innogy, the filing person, are set forth in Item 1 above.

(b)  Tender Offer.

     This Schedule 14D-9 relates to the tender offer by GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH, a wholly-owned subsidiary of RWE Aktiengesellschaft ("RWE") and a company incorporated under the laws of the Federal Republic of Germany (the "Offeror"), disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") dated March 22, 2002, to purchase all the Company's Shares at a purchase price of 275 pence per Ordinary Share and 2,750 pence per ADS, net to the seller in cash upon the terms and subject to the conditions set forth in the Offer Document dated March 28, 2002 (the "Offer Document") which has been filed as an Exhibit to the Schedule TO dated March 28, 2002 and the related Form of Letter of Transmittal, Form of Acceptance, Authority and Election and Form of Notice of Guaranteed Delivery (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). The Offer Document, Form of Letter of Transmittal, Form of Acceptance, Authority and Election and Form of Notice of Guaranteed Delivery are filed as Exhibit (a)(1), Exhibit
(a)(2), Exhibit (a)(3) and Exhibit (a)(4) hereto, respectively, and are incorporated herein by reference.

     The registered office of the Offeror is Opernplatz 1, D-45128 Essen, Germany and the telephone number at that address is +49 (0)201 12 00.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

(a)  Innogy Share Incentive Plans

     (i) The Offer (subject to compliance with any applicable local laws) extends to any Shares issued fully paid (or credited as fully paid) or unconditionally allotted or issued while the Offer remains open for acceptance (or such earlier date as the Offeror or RWE may, subject to the UK City Code on Takeovers and Mergers, determine, not being earlier than the date on which the Offer becomes unconditional to acceptances), including Shares issued pursuant to any Innogy Share Incentive Plans. The Offer extends to the Shares held by the Innogy Employee Share Trust and the Shares in the Innogy Profit Sharing Trust. If the Offer becomes or is declared wholly unconditional, appropriate proposals will (subject to compliance with and to the extent permitted by any applicable local laws) be made to the holders of options and awards under the Innogy Share Incentive Plans.

          The Sharesave Plan

          As of March 26, 2002, Innogy Directors Michael Bowden, Brian Count, Andrew Duff, Stephen Fletcher and Ross Sayers held options to subscribe for Ordinary Shares under the Innogy Sharesave Plan (the "Sharesave Plan"). Innogy Directors participating in the Sharesave Plan are entitled to acquire (whether by subscription or purchase) Ordinary Shares at a price per Ordinary Share fixed by the Directors of Innogy. Information regarding options held by the Innogy Directors noted above may be found in paragraph 4 of Appendix V of the Offer
          Document filed as Exhibit (a)(1) to this Schedule 14D-9 and is incorporated herein by reference.

          According to the terms of the Sharesave Plan, upon a change of control of Innogy, any subsisting options may be exercised, to the extent of available savings, within the period of six months from the time when the person making the Offer obtains control of Innogy and any condition subject to which the Offer was made is satisfied. However, the options will lapse if not exercised by the seventh day preceding the last date on which the acquiring company is entitled to serve a compulsory acquisition notice under the UK Companies Act 1985. In addition, the acquiring company may offer to roll over options granted under the Sharesave Plan so that the options become options over shares in the acquiring company. Additional information regarding the Sharesave Plan may be found in the Sharesave Plan filed as Exhibit
          (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

          The Long-Term Incentive Plan

          As of March 26, 2002, Innogy Directors Michael Bowden, Brian Count, Andrew Duff, Stephen Fletcher, Ross Sayers and Timothy Weller held conditional awards of Ordinary Shares under the Innogy Long-Term Incentive Plan (the "LTIP"). Awards under the LTIP ordinarily vest if a performance condition determined by Innogy's remuneration committee has been satisfied. Information regarding LTIP awards to the Innogy Directors noted above may be found in paragraph 4 of Appendix V of the Offer Document filed as Exhibit (a)(1) to this Schedule 14D-9 and is incorporated herein by reference.

          According to the terms of the LTIP, upon a change of control of Innogy during the applicable restricted period, any award of Ordinary Shares under the LTIP will vest subject to the satisfaction of the performance condition, which will be measured over a shortened period ending on the date of the change of control. On vesting, the relevant number of Ordinary Shares are to be transferred to the participating Innogy Director from the Innogy Employee Share Trust. Additional information regarding the LTIP may be found in the LTIP filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

          The Executive Share Option Plan

          As of March 26, 2002, Innogy Directors Michael Bowden, Brian Count, Andrew Duff and Stephen Fletcher were participants in the Innogy Executive Share Option Plan (the "Executive Share Option

          Plan"). Innogy Directors participating in the Executive Share Option Plan are able to acquire a specified number of Ordinary Shares at a fixed option price. Information regarding options held by the Innogy Directors noted above may be found in paragraph 4 of Appendix V of the Offer Document filed as Exhibit (a)(1) to this Schedule 14D-9 and is incorporated herein by reference.

          According to the terms of the Executive Share Option Plan, upon a change of control of Innogy, any subsisting option may be exercised within the period of six months from the time when the acquiring company obtains control of Innogy and any condition subject to which the Offer was made is satisfied. However, the options lapse if not exercised by the end of the period during which the acquiring company is bound or entitled to acquire Ordinary Shares under the UK Companies Act 1985. In addition, the acquiring company may offer to roll over options granted under the Executive Share Option Plan, so that they become options over shares in the acquiring company. Additional information regarding the Employee Share Option Plan may be found in the Executive Share Option Plan filed as Exhibit (e)(3) to this
          Schedule 14D-9 and is incorporated herein by reference.

(b)  Material Agreements

     The following material agreements (not being agreements entered into in the ordinary course of business) have been entered into between Innogy, its executive officers, directors or affiliates and the Offeror or RWE in the period since March 28, 2000 (the date two years prior to the commencement of the Offer Period):

     (i) Inducement Fee Letter Agreement

          As an inducement to the RWE to make the Offer, RWE and Innogy have entered into a letter agreement dated March 21, 2002 (the "Inducement Fee Letter Agreement"). The Inducement Fee Letter Agreement provides for (x) Innogy to pay to RWE a fee of (pound)20 million ($32 million) if the Offer lapses or is withdrawn following a competing offer and such competing offer becomes or is declared unconditional in all respects; and (y) RWE to pay Innogy the same amount if the Offer does not become or is not declared unconditional in all respects as a result of the regulatory conditions to the Offer not being satisfied in certain circumstances.

          A copy of the  Inducement  Fee  Letter  Agreement  is filed as Exhibit
          (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

     (ii) Irrevocable Undertakings

          The Offeror and RWE have received irrevocable undertakings to accept the Offer from the Directors of Innogy who, in aggregate, hold 87,661 issued Ordinary Shares as of March 26, 2002.

          Copies of the irrevocable undertakings given to the Offeror and RWE by Innogy's Directors are filed as Exhibit (e)(5) to this Schedule 14D-9 and are incorporated herein by reference.

     Except as described in this Schedule 14D-9 (including any exhibits attached hereto) or incorporated herein by reference, to the knowledge of Innogy, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Innogy and (x) Innogy's executive officers, directors or affiliates or (y) the Offeror or RWE or their executive officers, directors or affiliates.

Item 4.   The Solicitation or Recommendation.

(a)  Board Recommendation of Innogy

     The Directors of Innogy, who have been so advised by Credit Suisse First Boston (Europe) Limited ("Credit Suisse First Boston") and Deutsche Bank AG
London ("Deutsche Bank"), consider the terms of the Offer to be fair and reasonable. In providing advice to the Directors of Innogy, Credit Suisse First Boston and Deutsche Bank have taken into account the commercial assessments of the Directors of Innogy.

     The Directors of Innogy unanimously recommend that holders of the Shares accept the Offer, as they have undertaken to do in respect of the Shares held by them, which, as of March 26, 2002, represent an aggregate of 87,661 issued Ordinary Shares.

     A copy of the press release announcing the Offer, dated March 22, 2002, is filed as Exhibit (a)(8) to this Schedule 14D-9 and is incorporated herein by reference.

(b)  Background to the Offer

     On January 18, 2002, the Chairman of the Management Board of RWE called the Chief Executive of Innogy to seek a meeting to present a proposal to the Board of Innogy for its consideration.

     On January 22, 2002, a further conversation took place between the Chairman of the Management Board of RWE and the Chief Executive of Innogy. The Chief Executive of Innogy agreed to take RWE's request for a meeting to the regular Innogy board meeting on January 30, 2002. Following Innogy's board meeting, it was agreed that RWE would present RWE's proposal to Innogy senior management at a face-to-face meeting on February 5, 2002.

     On February 5, 2002, there was a meeting attended by certain Management Board members of RWE and certain board members of Innogy at which RWE presented a specific proposal to Innogy, together with a rationale for the business combination. At the meeting, it was agreed that RWE would write to Innogy with some views on how it had approached its valuation of Innogy. This letter was sent from the Chairman of the Management Board of RWE to the Chief Executive of Innogy on February 11, 2002. On February 12, 2002, the Chief Executive of Innogy sent a holding reply and on February 15, 2002 he replied more fully.

     On February 19, 2002, the Chairman of the Management Board of RWE and the Chief Executive of Innogy spoke on the telephone and it was agreed that there would be a meeting between senior executives of RWE and Innogy later that week. Following an exchange of letters and telephone calls, a meeting between senior executives of RWE and Innogy was held on February 22, 2002, at which a process of exchanging certain limited information was initiated.

     During the week of February 25, 2002, meetings took place between employees of RWE and Innogy at which potential benefits of a transaction and aspects of Innogy's business were discussed. A confidentiality agreement, allowing for the exchange of certain limited non-public information between RWE and Innogy, was entered into on February 28, 2002. At a meeting between Management Board members of RWE and Innogy on March 1, 2002, it was agreed that RWE would revert to Innogy on March 8, 2002, following completion of further analysis.

     Further meetings and telephone conversations took place between RWE and Innogy and their respective representatives over the following week and on March 8, 2002, certain members of the Management Board of RWE and certain board members of Innogy met and RWE confirmed its earlier proposal and requested further due diligence and a meeting involving each company's Chief Executive.

     On March 12, 2002, the Chairman of the Management Board of RWE and the Chief Executive of Innogy spoke on the telephone and RWE put forward an increased proposal, subject to certain conditions. It was agreed that, in addition to the information exchange already undertaken, RWE and its advisers would conduct a further due diligence process, which commenced on March 14, 2002.

     From March 14, 2002, until announcement of the Offer on March 22, 2002, there were due diligence and organizational meetings and telephone conversations between RWE and Innogy and their respective advisers.

     On March 20, 2002, the Supervisory Board of RWE approved the Offer and on March 21, 2002 the board of Innogy agreed to recommend the Offer at 275 pence per Ordinary Share, subject to the settlement of the last open issues which took place in the evening hours of March 21, 2002, with announcement of the Offer on March 22, 2002.

(c)  Reasons for Recommendation

        Since its demerger from National Power PLC in October 2000, Innogy has built itself in to a leading UK integrated energy company. Innogy's business combines 8.7 gigawatts of flexible and well-located main generation capacity with a leading energy trading and risk management capability and a customer base of over 6.8 million accounts. Through the successful implementation of a clear strategy, management has built a strong reputation and created a good platform for growth, both in its integrated energy business and in its innovative Regenesys energy storage business.

     RWE is one of Europe's largest electricity and gas companies. The Directors of Innogy believe that, through the combination with RWE, Innogy's prospects will be strengthened. The Directors of Innogy also believe that the Offer of 275 pence per Ordinary Share provides holders of the Shares with the most certain and favorable opportunity to realise their investment at an attractive price. Accordingly, the Directors of Innogy have unanimously agreed to recommend the Offer to the holders of Shares.

(d)  Intent to Tender

     RWE has received irrevocable undertakings to accept the Offer from the Directors of Innogy who, in aggregate, hold 87,661 issued Ordinary Shares as of March 26, 2002.

     The irrevocable undertakings given to RWE by Innogy's Directors are filed as Exhibit (e)(5) to this Schedule 14D-9 and are incorporated herein by reference.

Item 5.   Person/Assets, Retained, Employed, Compensated or Used.

(a)  Credit Suisse First Boston

     Pursuant to a letter dated January 21, 2002 (the "CSFB Engagement Letter"), Credit Suisse First Boston is acting a joint financial adviser to Innogy in connection with the Offer. Pursuant to the terms of the CSFB Engagement Letter, Credit Suisse First Boston will receive fees customary for the investment banking services provided by it, together with reimbursement of expenses reasonably incurred by Credit Suisse First Boston. In addition, the CSFB
Engagement Letter contains an indemnity by Innogy in favor of Credit Suisse First Boston against, among other things, certain claims, losses and expenses suffered or incurred by Credit Suisse First Boston arising from its engagement under the CSFB Engagement Letter or relating to its role in connection with the Offer.

(b)  Deutsche Bank

     Pursuant to a letter dated January 24, 2002 (the "Deutsche Bank Engagement Letter"), Deutsche Bank is acting a joint financial adviser to Innogy in connection with the Offer. Pursuant to the terms of the Deutsche Bank Engagement Letter, Deutsche Bank will receive fees customary for the investment banking services provided by it, together with reimbursement of expenses reasonably incurred by Deutsche Bank. In addition, the Deutsche Bank Engagement Letter contains an indemnity by Innogy in favor of Deutsche Bank against, among other things, certain claims, losses and expenses suffered or incurred by Deutsche Bank arising from its engagement under the Deutsche Bank Engagement Letter or relating to its role in connection with the Offer.

     Except as described in this Schedule 14D-9 (including any exhibits attached hereto) or incorporated herein by reference, neither Innogy nor any person acting on its behalf currently intends to employ, retain or compensate any other person directly or indirectly to make solicitations or recommendations to Innogy security holders on Innogy's behalf concerning the Offer.

Item 6.   Interest in Securities of the Subject Company.

     No transactions in the Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Innogy or any of its executive officers, directors, affiliates or subsidiaries.

Item 7.       Purposes of the Transaction and Plans or Proposals.

     Except as described in this Schedule 14D-9 (including any exhibits attached hereto) or incorporated herein by reference, to the knowledge of Innogy, no negotiation is being undertaken or is underway by Innogy in response to the Offer which relates or would result in: (a) an extraordinary transaction, such as a merger, liquidation or reorganization involving Innogy or any subsidiary of thereof; (b) a purchase, sale or transfer of a material amount of assets by Innogy or any subsidiary thereof; or (c) a tender offer for or other acquisition of securities by or of Innogy.

     In exchange for the Offer, Innogy has agreed with RWE to withhold the payment of any dividend to the holders of Shares in respect of the financial year ended March 31, 2002.

     Except as described in this Schedule 14D-9 (including any exhibits attached hereto) or incorporated herein by reference, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer by the Offeror or RWE that relate to or would result in one or more of the events referred to in the preceding paragraphs.

Item 8.   Additional Information.

(a)     Terms and Conditions of the Offer

     The terms and conditions of the Offer are set forth in the Offer Document, Form of Letter of Transmittal, Form of Acceptance, Authority and Election and Form of Notice of Guaranteed Delivery and are filed as Exhibit (a)(1), Exhibit
(a)(2), Exhibit (a)(3) and Exhibit (a)(4) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Item 9.   Exhibits.

Exhibit Description

99.(a)(1)        The Offer Document,  dated March 28, 2002, filed on Schedule TO with the Securities and Exchange Commission (the "Commission") by the Offeror on March 28, 2002.

99.(a)(2)        Form of Letter of  Transmittal  filed on  Schedule  TO with the
                 Commission by the Offeror on March 28, 2002.

99.(a)(3)        Form of Acceptance, Authority and Election filed on Schedule TO with the Commission by the Offeror on March 28, 2002.

99.(a)(4)        Form of Notice of Guaranteed Delivery filed on Schedule TO with the Commission by the Offeror on March 28, 2002.

99.(a)(5)        Form of Letter to Brokers,  Dealers,  Commercial  Banks,  Trust
                 Companies and other Nominees filed as an Exhibit to the Schedule TO with the Commission by the Offeror on March 28,
                 2002.

99.(a)(6)        Form  of  Letter  to  Clients  for  use  by  Brokers,  Dealers,
                 Commercial Banks, Trust Companies and other Nominees filed as an Exhibit to the Schedule TO with the Commission by the Offeror on March 28, 2002.

99.(a)(7)        Investor's  Guide to Completing the Form(s) of Acceptance filed as an Exhibit to the Schedule TO with the Commission by the Offeror on March 28, 2002.

99.(a)(8)        Press Release  issued by RWE and Innogy on March 22, 2002 filed as an Exhibit to the Schedule TO with the Commission by the Offeror on March 22, 2002.

99.(a)(9)        Letter from the  Chairman of Innogy to holders of Shares  dated
                 March 28, 2002 (included in Exhibit (a)(1) attached hereto).

99.(a)(10)       Form of  Summary  Advertisement  to appear  in The Wall  Street
                 Journal dated March 29, 2002.

99.(e)(1)        Rules of the Innogy Holdings Sharesave Plan.

99.(e)(2)        Rules of the Innogy Holdings Long-Term Incentive Plan.

99.(e)(3)        Rules of the Innogy Holdings Unapproved  Executive Share Option
                 Plan.

99.(e)(4)        Inducement  Fee Letter  Agreement  dated March 21, 2002 between
                 RWE and Innogy.

99.(e)(5)(i)     Irrevocable  Undertaking  from  Michael  Bowden  to RWE and the
                 Offeror dated March 21, 2002.

99.(e)(5)(ii)    Irrevocable  Undertaking  from Yvonne  Constance to RWE and the
                 Offeror dated March 21, 2002.

99.(e)(5)(iii)   Irrevocable Undertaking from Brian Count to RWE and the Offeror dated March 21, 2002.

99.(e)(5)(iv)    Irrevocable  Undertaking from Richard  Delbridge to RWE and the
                 Offeror dated March 21, 2002.

99.(e)(5)(v)     Irrevocable Undertaking from Andrew Duff to RWE and the Offeror dated March 21, 2002.

99.(e)(5)(vi)    Irrevocable  Undertaking  from Stephen  Fletcher to RWE and the
                 Offeror dated March 21, 2002.

99.(e)(5)(vii)   Irrevocable  Undertaking  from Sir C. Brandon  Gough to RWE and the Offeror dated March 21, 2002.

99.(e)(5)(viii)  Irrevocable  Undertaking  from Sir Robin  Mountfield to RWE and the Offeror dated March 21, 2002.

99.(e)(5)(vix)   Irrevocable Undertaking from Ross Sayers to RWE and the Offeror dated March 21, 2002.

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    INNOGY HOLDINGS PLC



Date:   March 28, 2002              By:  /s/ Alan Smith
                                         ---------------------------------------

                                         Name:  Alan Smith

                                         Title:  Assistant Company Secretary

                                INDEX TO EXHIBITS

Exhibit          Description
-------          -----------

99.(a)(1)        The Offer Document,  dated March 28, 2002, filed on Schedule TO with the Securities and Exchange Commission (the "Commission") by the Offeror on March 28, 2002.

99.(a)(2)        Form of Letter of  Transmittal  filed on  Schedule  TO with the
                 Commission by the Offeror on March 28, 2002.

99.(a)(3)        Form of Acceptance, Authority and Election filed on Schedule TO with the Commission by the Offeror on March 28, 2002.

99.(a)(4)        Form of Notice of Guaranteed Delivery filed on Schedule TO with the Commission by the Offeror on March 28, 2002.

99.(a)(5)        Form of Letter to Brokers,  Dealers,  Commercial  Banks,  Trust
                 Companies and other Nominees filed as an Exhibit to the Schedule TO with the Commission by the Offeror on March 28,
                 2002.

99.(a)(6)        Form  of  Letter  to  Clients  for  use  by  Brokers,  Dealers,
                 Commercial Banks, Trust Companies and other Nominees filed as an Exhibit to the Schedule TO with the Commission by the Offeror on March 28, 2002.

99.(a)(7)        Investor's  Guide to Completing the Form(s) of Acceptance filed as an Exhibit to the Schedule TO with the Commission by the Offeror on March 28, 2002.

99.(a)(8)        Press Release  issued by RWE and Innogy on March 22, 2002 filed as an Exhibit to the Schedule TO with the Commission by the Offeror on March 22, 2002.

99.(a)(9)        Letter from the  Chairman of Innogy to holders of Shares  dated
                 March 28, 2002 (included in Exhibit (a)(1) attached hereto).

99.(a)(10)       Form of  Summary  Advertisement  to appear  in The Wall  Street
                 Journal dated March 29, 2002.

99.(e)(1)        Rules of the Innogy Holdings Sharesave Plan.

99.(e)(2)        Rules of the Innogy Holdings Long-Term Incentive Plan.

99.(e)(3)        Rules of the Innogy Holdings Unapproved  Executive Share Option
                 Plan.

99.(e)(4)        Inducement  Fee Letter  Agreement  dated March 21, 2002 between
                 RWE and Innogy.

99.(e)(5)(i)     Irrevocable  Undertaking  from  Michael  Bowden  to RWE and the
                 Offeror dated March 21, 2002.

99.(e)(5)(ii)    Irrevocable  Undertaking  from Yvonne  Constance to RWE and the
                 Offeror dated March 21, 2002.

99.(e)(5)(iii)   Irrevocable Undertaking from Brian Count to RWE and the Offeror dated March 21, 2002.

99.(e)(5)(iv)    Irrevocable  Undertaking from Richard  Delbridge to RWE and the
                 Offeror dated March 21, 2002.


99.(e)(5)(v)     Irrevocable Undertaking from Andrew Duff to RWE and the Offeror dated March 21, 2002.

99.(e)(5)(vi)    Irrevocable  Undertaking  from Stephen  Fletcher to RWE and the
                 Offeror dated March 21, 2002.


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

99.(e)(5)(vii)   Irrevocable  Undertaking  from Sir C. Brandon  Gough to RWE and the Offeror dated March 21, 2002.

99.(e)(5)(viii)  Irrevocable  Undertaking  from Sir Robin  Mountfield to RWE and the Offeror dated March 21, 2002.

99.(e)(5)(vix)   Irrevocable Undertaking from Ross Sayers to RWE and the Offeror dated March 21, 2002.


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